UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 - 28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Notice to the Market - Realignment of subrange L”, dated on June 28, 2013

TELEFÔNICA BRASIL S.A.
Publicly-Held Company
CNPJ/MF nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company”) hereby informs its shareholders and the market that was authorized by the Board of Directors of Anatel this Thursday, June 27, 2013, the realignment of the subrange "L", from 1,895 - 1,900 MHz / 1,975 - 1,980 MHz to 1,975 MHz - 1,980 MHz / 2,165 MHz - 2,170 MHz.

The subrange "L", with 5+5 MHz width, was acquired in the auction of frequencies of 1.9 GHz occurred in 2007 and the realignment was provided in Resolution No. 454/2006 and in the announcement of the 3G.

The Company also informs that the readjustment of the terms of authorization require investments already provided of approximately R$480 million relating to license (changing spectrum of 1.9GHz to 2.1GHz).

We reiterate that, as reported through the Material Fact on March 7, 2013 and contained in the “Formulário de Referência” report, the guidance of R$5.7 billion for the year 2013, exclude licenses and mergers and acquisitions.

The greater spectrum capacity on 3G (15+15 MHz) will allow Telefonica Brasil further expand its services in 3G technology.

São Paulo, June 28th, 2013.

Paulo Cesar Pereira Teixeira
Investor Relations Officer
Telefônica Brasil S.A. – Investor Relations
Tel: +55 11 3430 3687
Email: ir.br@telefonica.com
Available Information: www.telefonica.com.br/ir

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	June 28th, 2013	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director